ZD VENTURES INC	47 Avenue Road, Suite 200 Toronto, Ontario, Canada M5R 2G3 T: 416-929-1806 F: 416-929-6612

February 6, 2014
Posted on EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549-4628
USA

RE:           ZD Ventures, Inc.
Amendment # 1 to Form 10-K for the fiscal 2013
Filed December 23, 2013
Response dated January 21, 2014
Form 8-K filed July 19, 2012
File # 333-127389

Dear Tia L. Jenkins,

We refer to your letter dated January 27, 2014.

We have filed this letter, by way of correspondence; to notify you that we are requesting an extension to file the amendment to the Form 10-K for the fiscal year ended March 31, 2013 to no later than February 18, 2014.

We have requested this extension as the registrant’s independent accountant requires additional time to review our responses to your letter dated January 27, 2014, prior to its submission.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/ Kam Shah
Kam Shah
Chief Executive Officer